CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2010

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

			March 31	December 31
	Note		2010	2009
			$ '000	$ '000
Assets
Current assets
Cash and cash equivalents			$41,448	$89,464
Amounts receivable	5		9,405	5,053
Inventory	6		35,394	26,312
Available-for-sale financial instruments			4,857	4,961
Held-for-trading financial instruments			196	208
Other assets			3,766	3,303
			95,066	129,301
Property, plant and equipment	7		234,102	191,474
Reclamation deposits			4,333	4,590
Mineral property interests	8		223,864	222,919
Total Assets			$557,365	$548,284

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	9		$37,260	$29,206
Current portion of long term borrowings	10		23,035	43,768
			60,295	72,974

Long term borrowings	10		116,104	86,948
Future income taxes	11		13,057	10,659
Site reclamation obligations			3,910	3,990
			133,071	101,597
Shareholders' equity
Share capital	12	(a)	574,764	567,596
Warrants			13,104	13,104
Contributed surplus			84,060	83,267
Deficit			(272,225)	(265,713)
Accumulated other comprehensive loss			(35,704)	(24,541)
			363,999	373,713

Total Liabilities and Shareholders' Equity			$557,365	$548,284

Segment disclosure	13
Subsequent events	14

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

			Three months ended
				March 31
	Note		2010	2009
			$ '000	$ '000

Revenue			$6,822	$11,861
(Expenses) income
Production cost			(5,667)	(5,318)
Depletion charge			(195)	(1,852)
Exploration expenses (see schedule)			(2,284)	(3,939)
Pre-development expenses (see schedule)			(2,872)	(5,204)
Accretion of reclamation obligation			–	(5)
Conference and travel			(257)	(324)
Environmental impact study			(496)	(156)
Foreign exchange gain (loss)			1,518	(568)
Legal, accounting, and audit			(203)	(259)
Mineral properties written off			–	(154)
Office and administration			(912)	(1,080)
Other income			21	49
Salaries and compensation
Salaries and wages			(1,296)	(1,375)
Stock-based compensation	12	(b)	(890)	(4,945)
Shareholder communications			(163)	(148)
Trust and filing			(140)	(94)
Loss before the undernoted and income taxes			(7,014)	(13,511)
Interest expense			(49)	(68)
Interest income			679	465
Net unrealized (loss) profit on held-for-trading financial instruments			(12)	143
Loss before income taxes			(6,396)	(12,971)
Taxes			(116)	–
Future income tax recovery			–	2,888
Loss for the period			$(6,512)	$(10,083)

Other comprehensive loss
Unrealized (loss) gain on available-for-sale financial instruments			(104)	368
Unrealized (loss) gain on foreign exchange translation of self-sustaining foreign operations			(11,059)	1,492
Other comprehensive (loss) gain			$(11,163)	$1,860

Total comprehensive loss for the period			$(17,675)	$(8,223)

Basic and diluted loss per share			$(0.02)	$(0.04)

Weighted average number of common shares outstanding (thousands)			336,893	238,364

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

		Three months ended		Three months ended
	Note	March 31, 2010		March 31, 2009
		$ '000		$ '000

		Number of		Number of
Common shares		shares		shares
		(thousands)		(thousands)
Balance at beginning of the period		334,158	$567,596	215,167	$428,657
Equity line: shares issued for cash, net of share issue costs		–	–	2,846	3,911
Public offering: shares issued for cash, net of share issue costs		–	–	115,000	132,982
Share purchase options exercised	12(b)	890	1,650	–	–
Shares issued for mineral properties	12(c)	3,074	5,518	20	35
Balance at end of the period		338,122	$574,764	333,033	$565,585

		Number of		Number of
Share purchase warrants		warrants		warrants
		(thousands)		(thousands)
Balance at beginning of the period		86,179	$13,104	49,181	$24,006
Warrants issued pursuant to Senior Secured Notes		–	–	8,248	–
Warrants issued pursuant to public offering, net of share issue costs		–	–	57,500	5,319
Balance at end of the period		86,179	$13,104	114,929	$29,325

Contributed surplus
Balance at beginning of the period			$83,267		$21,599
Stock-based compensation	12(b)		1,229		5,503
Share purchase options exercised, credited to share capital			(436)		–
Balance at end of the period			$84,060		$27,102

Deficit
Balance at beginning of the period			$(265,713)		$(217,267)
Net loss for the period			(6,512)		(10,083)
Balance at end of the period			$(272,225)		$(227,350)

Accumulated other comprehensive (loss) income
Balance at beginning of the period			$(24,541)		$213
Unrealized (loss) gain on available-for-sale financial instruments			(104)		368
Accumulated unrealized (loss) gain on foreign exchange translation of self-sustaining foreign operations			(11,059)		1,492
Balance at end of the period			$(35,704)		$2,073

Total accumulated comprehensive loss and deficit at the end of the period			(307,929)		(225,277)

TOTAL SHAREHOLDERS' EQUITY			$363,999		$396,735

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended March 31
	2010	2009
	$ '000	$ '000
Operating activities
Loss for the period	$(6,512)	$(10,083)
Items not involving cash
Depreciation	945	771
Future income tax recovery	–	(2,888)
Unrealized loss (gain) on held-for-trading financial instruments	12	(143)
Mineral properties written off	–	154
Non-cash stock-based compensation expense	890	4,945
Unrealized foreign exchange (gain) loss	(1,738)	1,291
Accretion reclamation obligation	–	5
Amortization	–	14
Depletion	195	1,852
Interest expense accrual	–	102
Interest income accrual	(72)	(28)
Changes in non-cash operating working capital
Amounts receivable	(4,576)	(854)
Prepaid expenses	(446)	243
Inventory	(8,093)	(4,770)
Accounts payable and accrued liabilities	778	(7,840)
Cash used in operating activities	(18,617)	(17,229)

Investing activities
Mineral property acquisition costs	(52)	–
Additions to property, plant and equipment	(29,905)	(13,143)
Reclamation deposits	128	(1,520)
Cash used in investing activities	(29,829)	(14,663)

Financing activities
Common shares and warrants issued for cash, net of issue costs	1,139	142,212
Repayment of long term borrowings	(286)	(237)
Advances to related parties	–	(184)
Cash generated from financing activities	853	141,791

(Decrease) increase in cash and cash equivalents	(47,593)	109,899
Cash and cash equivalents, beginning of period	89,464	33,549
Foreign exchange movement on cash and cash equivalents	(423)	757
Cash and cash equivalents, end of period	$41,448	$144,205

Supplementary Information
Interest received	$607	$465
Interest paid	$49	$68
Income taxes paid	$116	$–
Non-cash financing and investing activities
Fair value of stock options transferred to share capital on options exercised from contributed surplus	$436	$–
Fair value of warrants issued with public offering	$–	$5,750
Shares issued for mineral properties (refer note 8(a))	$5,594	$35
Accrued interest capitalized to property, plant and equipment	$9,507	$–

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). They do not include all the financial statement disclosures required for annual financial statements under GAAP. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements which are available through the internet on SEDAR at www.sedar.com.

Operating results for the three month period ended March 31, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2010. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described in note 3.

3.	Adoption of new accounting policies

Effective January 1, 2010, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement of prior period financial statements.

CICA 1506 – Accounting changes

This Section shall be applied in accounting for changes in accounting policies, changes in accounting estimates and corrections of prior period errors. CICA 1506 is amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements for years beginning on/after July 1, 2009. The adoption of this Section had no impact of the Company’s consolidated financial results.

4.	Financial instruments

Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available for sale”, or “held for trading” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held to maturity” during the period.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

4.	Financial instruments (continued)

Financial Assets (continued)

The carrying amounts, fair values and levels per the fair value hierarchy of financial assets are as follows:

		March 31, 2010		December 31, 2009
		Estimated	Carrying	Estimated	Carrying
		fair value	value	fair value	value
	Designation	$‘000	$ ‘000	$ ‘000	$ ‘000
Cash and cash equivalents	Held-for-trading	$41,448	$41,448	$89,464	$89,464
Amounts receivable	Loans & receivables	9,405	9,405	5,053	5,053
Held-for-trading financial instruments	Held-for-trading	196	196	208	208
Reclamation deposits	Other	4,333	4,333	4,590	4,590
Available-for-sale financial instruments	Available-for-sale	4,857	4,857	4,961	4,961
Total financial assets		$60,239	$60,239	$104,276	$104,276

	Fair value hierarchy
	level
Cash and cash equivalents	2
Held-for-trading financial instruments	1
Available-for-sale financial instruments	1

Movements in available-for-sale and held-for-trading financial assets were as follows:
	Available-for-sale	Held-for-trading	Total
	$ ‘000	$ ‘000	$ ‘000
Balance, December 31, 2009	$4,961	$89,672	$94,633
Cash movements during the period	-	(48,016)	(48,016)
Movements in fair value	(104)	(12)	(116)
Balance, March 31, 2010	$4,857	$41,644	$46,501

The exposure of the Company’s financial assets to currency risk as of March 31, 2010 is as follows:

	GBP	US$	ZAR	CAD	Total
	$ ‘000	$ ‘000	$’000	$ ‘000	$’000
Cash and cash equivalents	$-	$2,534	$24,832	$14,082	$41,448
Amounts receivable	-	5,117	4,158	130	9,405
Held-for-trading financial instruments	196	-	-	-	196
Reclamation deposits	-	2,983	1,200	150	4,333
Available-for-sale financial instruments	4,857	-	-	-	4,857
Total financial assets	$5,053	$10,634	$30,190	$14,362	$60,239

The exposure of the Company’s financial assets to interest rate risk as at March 31, 2010 is limited to its investment in cash and cash equivalents of $41.4 million as well as reclamation deposits which are invested at floating rates.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

4.	Financial instruments (continued)

Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	March 31, 2010		December 31, 2009
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
	$‘000	$ ‘000	$ ‘000	$ ‘000
Accounts payable and accrued liabilities	$37,260	$37,260	$29,206	$29,206
Borrowings	138,780	139,139	131,496	130,716
Total financial liabilities	$176,040	$176,399	$160,702	$159,922

The exposure of the Company’s financial liabilities to currency risk as of March 31, 2010 is as follows:

	US$	ZAR	CAD	Total
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Accounts payable and accrued liabilities	$12,337	$24,705	$218	$37,260
Borrowings	48,245	720	90,174	139,139
Total financial liabilities	$60,582	$25,425	$90,392	$176,399

As at March 31, 2010, the Company’s borrowings have fixed interest rates and are therefore not exposed to floating interest rates (refer note 10). The remainder of the Company’s financial liabilities is not exposed to interest rate risk as it is of a non-interest bearing nature.

5.	Amounts receivable

	March 31	December 31
	2010	2009
	$ ‘000	$ ‘000
GST/VAT receivable	$3,097	$3,388
Trade receivable	5,643	385
Other receivables	665	1,280
	$9,405	$5,053

6.	Inventory

	March 31	December 31
	2010	2009
	$ ‘000	$ ‘000
Stores and materials	$1,003	$735
Unprocessed ore	23,061	19,481
Precious metals in process	11,330	6,096
	$35,394	$26,312

Production costs recognized in the Statement of Operations and Comprehensive Loss consist of direct and indirect mining costs, other overhead costs and depreciation of mining equipment. During the three months ended March 31, 2010, processed ore of $5.9 million has been included under production cost and depletion of mineral properties.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

7.	Property, plant and equipment

March 31, 2010

		Accumulated	Net book
	Cost	amortization	Value
	$ ‘000	$ ‘000	$ ‘000
Land and buildings	$5,786	$183	$5,603
Mine infrastructure	16,099	437	15,662
Mine development and plant under construction	181,915	-	181,915
Site equipment	36,088	9,976	26,112
Leased assets	3,241	480	2,761
Vehicles	1,884	986	898
Computers	1,528	795	733
Office furniture and fixtures	945	527	418
	$247,486	$13,384	$234,102

December 31, 2009

		Accumulated	Net book
	Cost	amortization	Value
	$ ‘000	$ ‘000	$ ‘000
Land and buildings	$5,935	$172	$5,763
Mine infrastructure	16,657	192	16,465
Mine development and plant under construction	139,792	-	139,792
Site equipment	33,912	8,607	25,305
Leased assets	2,545	392	2,153
Vehicles	1,812	894	918
Computers	1,352	712	640
Office furniture and fixtures	938	500	438
	$202,943	$11,469	$191,474

As at March 31, 2010, $181.9 million (December 31, 2009, $139.8 million), comprising of capitalized Burnstone mine development cost and plant and equipment under construction, is not being amortized.

Leased assets are pledged as security for the related finance leases (refer note 10).

8.	Mineral property interests

	March 31	December 31
	2010	2009
	$ ‘000	$‘000
Hollister Property	$71,421	$75,918
Burnstone Property	104,664	107,158
Rusaf Property	44,459	36,467
Esmeralda Property	3,110	3,218
Kirkland Lake Property	-	-
Other	210	158
	$223,864	$222,919

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

8.	Mineral property interests (continued)

The continuity of mineral properties is as follows:

March 31
2010
$ ‘000
Balance, December 31, 2009	$222,919
Additional consideration for Rusaf Property (note 8(a))	7,992
Depletion charge	(2,002)
Foreign exchange	(5,097)
Annual cash payment for Tsetsera Property (note 8(b))	52
Balance, March 31, 2010	$223,864

(a) Rusaf Properties, Russia and Republic of Tanzania

Technical reports on the first phase of exploration were collated during November 2009, which confirmed resources within the parameters of the Rusaf Assignment Agreement of April 1, 2008 (“Rusaf agreement”) and the Company accordingly issued an additional 3,073,773 shares to the former Rusaf shareholders on January 27, 2010. These shares are valued at the closing price of $1.82 on January 27, 2010, for a total value of $5.5 million. The Company recorded $7.9 million as mineral properties which comprised of the additional consideration and related future income taxes.

(b) Tsetsera Property, Mozambique, Africa

Pursuant to the unincorporated joint venture agreement of August 20, 2007, the Company remitted a cash payment of US$50,000, which was recorded as mineral properties.

9.	Accounts payable and accrued liabilities

	March 31	December 31
	2010	2009
	$ ‘000	$ ‘000
Trade payables	$10,516	$7,316
Accrued liabilities	25,041	19,268
Leave liability	811	812
Bonus provision	892	1,810
	$37,260	$29,206

10.	Long term borrowings

Non-current portion of long term borrowings

	March 31	December 31
	2010	2009
	$ ‘000	$ ‘000
Senior secured notes (note 10(a))	$25,491	$-
Finance lease liabilities	439	644
Convertible debentures	90,174	86,304
	$116,104	$86,948

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

10.	Long term borrowings (continued)

Current portion of long term borrowings

	March 31	December 31
	2010	2009
	$‘000	$ ‘000
Senior secured notes (note 10(a))	$21,604	$43,044
Finance lease liabilities	1,431	724
	$23,035	$43,768

(a) Senior secured notes

During April 2010, the Company successfully negotiated the restructuring of the 24-month put option on the 51,500 Senior Secured Notes issued in December 2008 and accordingly reclassified the value of the 29,500 Notes from current liabilities to non-current liabilities (refer note 14).

11.	Future income taxes

The Company’s future income tax liability mainly reflects the temporary differences related to the accounting and tax values of the Group’s mineral properties. As of March 31, 2010, the increase in the balance reflects the temporary difference between the accounting and tax value of the additional consideration paid for the Rusaf properties identifiable assets.

12.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share option plan

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price	(thousands)	(years)
Balance, December 31, 2009	$1.64	16,935	2.52
Granted	$1.75	6,020
Cancelled	$1.65	(150)
Exercised	$1.36	(890)
Forfeited	$1.89	(600)
Balance, March 31, 2010	$1.67	21,315	2.65

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

12.	Share capital (continued)

(b) Share option plan (continued)

Options outstanding at March 31, 2010 are as follows:

		Number of options	Number of options
		outstanding	exercisable
Expiry date	Exercise price	(thousands)	(thousands)
April 18, 2010	$2.68	16	16
November 9, 2010	$3.12	130	130
December 31, 2010	$1.14	400	400
February 4, 2011	$3.00	177	177
February 18, 2011	$2.95	50	50
March 18, 2011	$3.57	90	90
April 30, 2011	$2.45	450	450
May 21, 2011	$3.47	150	100
August 18, 2011	$2.78	420	313
October 30, 2011	$1.50	562	330
December 11, 2011	$1.25	3,838	2,324
February 11, 2012	$1.75	3,522	2,374
April 18, 2012	$2.68	90	90
July 15, 2012	$1.49	700	234
October 9, 2012	$1.65	340	113
February 10, 2013	$1.78	950	-
March 26, 2013	$1.74	3,570	-
April 10, 2013	$3.60	110	74
December 11, 2013	$1.25	255	170
January 14, 2014	$1.35	825	550
February 11, 2014	$1.75	690	460
April 12, 2014	$1.49	2,380	793
July 15, 2014	$1.49	100	33
March 26, 2015	$1.74	1,500	-
Total		21,315	9,271
Average option price		$1.67	$1.69

Costs previously recognized on forfeited options were, upon forfeiture, reversed through the Statement of Operations and Comprehensive Loss. Cancelled options were accounted for in accordance with CICA 3870 where any carry forward cost not yet recognized was recognized immediately in the Statement of Operations and Comprehensive Loss.

The exercise prices of all share purchase options granted were at or above the market price at the grant date.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

12.	Share capital (continued)

(b) Share option plan (continued)

Using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the three months ended March 31, 2010 and 2009, which have been included in the consolidated statements of operations, is as follows:

	Three months ended March 31
	2010	2009
	$ ‘000	$‘000
Total compensation cost recognized, credited to contributed surplus	$1,229	$5,503
Allocated to Hollister pre-development expenses	(45)	-
Compensation cost allocated to Hollister stockpile	(96)	-
Compensation cost allocated to Hollister production cost	(10)	-
Compensation cost capitalized on Burnstone mine development	(149)	-
Compensation cost allocated to bonus provision	(39)	(558)
Stock based compensation expense	$890	$4,945

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows:

	Three months ended
	March 31
	2010	2009
Risk free interest rate	2.8%	2.8%
Expected life	3.5 years	3.3 years
Expected volatility	80%	79%
Expected dividends	Nil	Nil

(c) Share issuance, January 27, 2010

Pursuant to the Rusaf Assignment Agreement of April 1, 2008, the Company issued 3,073,773 shares, as additional consideration on January 27, 2010 upon gold discoveries above a threshold of 500,000 ounces in size, on mineral prospects formerly held by Rusaf.

The shares have been valued at their quoted price of $1.82 per share on the date of issuance and the resulting $5.5 million interest in the Rusaf Property was recorded as mineral properties (refer note 8(a)) .

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

13.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets
	March 31	December 31
	2010	2009
	$ ‘000	$ ‘000
Canada
Assets other than mineral property interests	$23,780	$76,836
Tanzania
Assets other than mineral property interests	802	729
Mineral property interests	44,459	36,467
United States
Assets other than mineral property interests	41,562	28,344
Mine development and equipment	38,750	37,660
Mineral property interests	74,532	79,136
South Africa
Assets other than mineral property interests	33,673	28,476
Mine development and equipment	194,933	153,320
Mineral property interests	104,874	107,316
	$557,365	$548,284

Revenue
	March 31	March 31
	2010	2009
	$ ‘000	$ ‘000
United States Ore sales	$6,822	$11,861

During the three months ended March 31, 2010 the Company generated net revenue of $6.8 million (2009: $11.9 million) from its Hollister operation.

Refined gold and silver were sold to Red Kite Explorer Trust under the terms of an off-take agreement.

14.	Subsequent events

Restructure Senior secured notes

On April 23, 2010, the Company successfully negotiated the restructuring of the put option on the 51,500 Senior Secured Notes (the “Notes”) issued in December 2008 with a settlement value of US$61.8 million. Of these, 7,000 Notes (value of US$8.4 million) will be settled in May 2010 by issuing the note holders 2.2 million shares at a price of US$1.75 and paying US$4.5 million in cash. The put option on 29,500 Notes (value US$35.4 million) was cancelled and, therefore, will only remain on 15,000 Notes (value US$18 million). The cancellation of the put option removes the potential repayment of the Notes by December 2010 and provides the Company with the flexibility to settle the Notes any time on or before December 12, 2011 (refer note 10(a)).

GREAT BASIN GOLD LTD.
Consolidated Schedules of Pre-development Expenses
(Expressed in Canadian Dollars)
(Unaudited)

			Three months ended	Year ended
Mineral Property Interests			March 31	December 31
		Note	2010	2009
			$ '000	$ '000
Burnstone - Pre-development
Cumulative pre-development expenditures, beginning of period	$		39,174	$39,174
Cumulative pre-development expenditures, end of period			39,174	39,174

Hollister - Pre-development
Depreciation			149	1,732
Property evaluation			–	439
Underground access and infrastructure development			2,411	20,152
Operational costs			267	2,487
Pre-development expenses before the following			2,827	24,810
Office and administration			45	1,059
Pre-development expenses incurred during the period			2,872	25,869
Cumulative pre-development expenditures, beginning of period			82,723	56,855
Cumulative pre-development expenditures, end of period			85,595	82,723

Total pre-development expenses before the following			2,827	24,810
Office and administration		12(b)	45	1,059
Total pre-development expenses incurred during the period			2,872	25,869
Cumulative pre-development expenditures, beginning of period			121,897	96,028
Cumulative pre-development expenditures, end of period	$		124,769	$121,897

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended	Year ended
Mineral Property Interests	March 31	December 31
	2010	2009
	$ '000	$ '000
Burnstone - Exploration
Assays and analysis	$–	$28
Drilling	22	202
Equipment rental	–	3
Geological	–	64
Graphics	–	1
Site activities	78	269
Exploration expenses incurred during the period	100	567
Cumulative exploration expenditures, beginning of period	31,610	31,043
Cumulative exploration expenditures, end of period	31,710	31,610
Hollister - Exploration
Assays and analysis	29	209
Drilling	846	6,886
Engineering	–	712
Environmental, socio-economic and land	–	1,690
Freight	19	190
General office and administration	853	853
Geological	5	150
Property fees and exploration option payments	–	73
Site activities	209	2,955
Exploration expenses incurred during the period	1,961	13,718
Cumulative exploration expenditures, beginning of period	58,913	45,195
Cumulative exploration expenditures, end of period	60,874	58,913
Rusaf Gold - Exploration
Assays and analysis	–	331
Depreciation	74	299
Drilling	–	11
Engineering	7	32
Freight	3	86
Geological	7	203
Property fees and exploration option payments	39	445
Site activities	92	715
Exploration expenses incurred during the period	222	2,122
Cumulative exploration expenditures, beginning of period	9,661	7,539
Cumulative exploration expenditures, end of period	9,883	9,661
Other - Exploration
Depreciation	–	14
Equipment rental	–	50
Freight	–	3
Geological	–	89
Property fees and exploration option payments	–	2
Site activities and closure	1	27
Exploration expenses incurred during the period	1	185
Cumulative exploration expenditures, beginning of period	4,354	4,169
Cumulative exploration expenditures, end of period	4,355	4,354

Total exploration expenses incurred during the period	2,284	16,592
Cumulative exploration expenditures, beginning of period	104,538	87,946
Cumulative exploration expenditures, end of period	$106,822	$104,538

See accompanying notes to consolidated financial statements.